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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                                (Amendment No.5)


                             CellStar Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   150925105
            ------------------------------------------------------
                                (CUSIP Number)

                               Alan H. Goldfield
                             1730 Briercroft Court
                             Carrollton, TX  75006
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 24, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                SCHEDULE 13D/A


CUSIP No.  150925105                                           Page 2 of 8 Pages
--------------------                                           -----------------


  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alan H. Goldfield
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
  3        SEC USE ONLY


--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
              |   7     SOLE VOTING POWER
              |
              |         11,046,250
              |-----------------------------------------------------------------
   NUMBER OF  |   8     SHARED VOTING POWER
    SHARES    |
 BENEFICIALLY |         0
   OWNED BY   |-----------------------------------------------------------------
     EACH     |   9     SOLE DISPOSITIVE POWER
   REPORTING  |
    PERSON    |         10,015,555
     WITH     |-----------------------------------------------------------------
              |  10     SHARED DISPOSITIVE POWER
              |
              |         0
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,515,555
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [_]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.9%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

CUSIP NO. 150925105                  13D/A                     Page 3 of 8 Pages


Item 1.   Security and Issuer.
-------   --------------------

          Not amended.

Item 2.   Identity and Background.
-------   ------------------------

          The third sentence of Item 2 is hereby amended to read as follows:

          Mr. Goldfield's principal occupation is Chairman of the Board and Chief Executive Officer of the Company.

Item 3.   Source and Amount of Funds and Other Consideration.
-------   ---------------------------------------------------

          Item 3 is hereby amended to add the following disclosure:

          On May 20, 1997, the Company's Board of Directors declared a three-for-two Common Stock split payable in the form of a 50% stock dividend (the "June 1997 Split"). Such stock dividend was distributed on June 17, 1997, to stockholders of record on June 2, 1997. As a result, Mr. Goldfield's beneficial ownership has correspondingly increased, and the exercise prices of Mr. Goldfield's stock options have correspondingly decreased.

          On March 14, 1995, Mr. Goldfield was granted an option (the "1995 Option") to purchase 250,000 shares of Common Stock at an exercise price of $18.50 per share (adjusted to 375,000 shares at an exercise price of $12.333 to reflect the June 1997 Split). Such option was granted pursuant to the terms of the 1993 Option Plan. The terms of such option provide for 100% vesting on the tenth consecutive trading day on which the closing sale price of the Common Stock equals or exceeds $35.00 per share (adjusted to $23.333 to reflect the June 1997 Split) (the "Vesting Event"). The Vesting Event occurred on June 25, 1997. As a result, Mr. Goldfield, is deemed to beneficially own an additional 375,000 shares of Common Stock.

Item 4.   Purpose of Transaction.
-------   -----------------------

          Item 4 is hereby amended in its entirety to read as follows:

          The Employee Options and the 1995 Option were granted to Mr. Goldfield pursuant to the terms of the 1993 Option Plan. Mr. Goldfield has acquired all of the shares of Common Stock owned of record by him for investment purposes. Depending on market conditions and other factors that he may deem material to an investment decision, Mr. Goldfield may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock that he now beneficially owns or may hereafter acquire. The sales disclosed in Item 5 below were made to provide for liquidity and to build a house. Depending on market conditions, Mr. Goldfield is currently contemplating additional sales of Common Stock for the same purposes. Except as set forth in this Item 4, Mr. Goldfield does not have any present

CUSIP NO. 150925105                  13D/A                     Page 4 of 8 Pages

     plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

          Item 5 is hereby amended in its entirety to read as follows:

          (a) Mr. Goldfield beneficially owns an aggregate of 11,515,555 shares, or approximately 38.9% of the Common Stock of the Company. Mr. Goldfield beneficially owns 94,305 of such shares through his ownership of the Employee Options and 375,000 of such shares through his ownership of the 1995 Option.

          (b) Mr. Goldfield possesses sole voting power with respect to 11,046,250 shares of Common Stock and sole dispositive power with respect to 10,015,555 shares of Common Stock.

          Mr. Goldfield does not share voting or dispositive power with respect to any shares of Common Stock.

          (c) As described in more detail in Item 3 above, (i) Mr. Goldfield's 1995 Option vested on June 25, 1997 and (ii) Mr. Goldfield's beneficial ownership has increased as a result of a three-for-two Common Stock split payable in the form of a stock dividend.

            Over the period of time from June 3, 1997, through July 2, 1997, Mr. Goldfield disposed of direct ownership of 1,290,000 shares of Common Stock through open market sales as follows (sale prices after the June 10, 1997, reflect the June 1997 Split):

                                                    PROCEEDS
                                 NUMBER OF            PER
                  DATE          SHARES SOLD          SHARE
                  ----          -----------         --------
                  6/3/97          15,000            $ 36.354

                  6/6/97           5,000            $  36.00

                  6/9/97           5,000            $36.3125

                  6/9/97          12,500            $ 36.375

                  6/9/97          15,000            $  36.25

                  6/9/97           5,000            $ 36.125

                  6/9/97           5,000            $  36.00

                  6/10/97         15,000            $  36.00

CUSIP NO. 150925105                  13D/A                     Page 5 of 8 Pages

                                                    PROCEEDS
                                 NUMBER OF            PER
                  DATE          SHARES SOLD          SHARE
                  ----          -----------         --------

                  6/18/97          3,400            $ 24.875

                  6/18/97         11,600            $  24.75

                  6/18/97          9,000            $  25.00

                  6/18/97          1,000            $ 25.125

                  6/24/97         95,000            $ 26.018

                  6/24/97         20,000            $  26.00

                  6/25/97         45,000            $ 26.625

                  6/25/97        205,000            $ 26.716

                  6/26/97         57,500            $ 30.125

                  6/26/97         65,000            $  30.00

                  6/26/97          5,000            $  30.25

                  6/27/97        625,000            $ 30.594

                  7/1/97          10,000            $  32.00

                  7/2/97          60,000            $  32.00


           (d) To the best of Mr. Goldfield's knowledge and belief, Mr. Hong has the right to receive the dividends (if any) and proceeds from the sale of the 1,000,000 (1,500,000 after the June 1997 split) Option I Shares owned of record by Mr. Hong.

           (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
-------   ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

           Item 6 is hereby amended to delete the first and lasts paragraphs thereof and to replace the second paragraph thereof with the following disclosure:

           As discussed in further detail in Item 3 above, on March 14, 1995, Mr. Goldfield was granted the 1995 Option, and on January 16, 1996, Mr. Goldfield was granted the Employee Options. Each of such options was granted pursuant to the terms of the 1993 Option Plan.

CUSIP NO. 150925105                  13D/A                     Page 6 of 8 Pages


Item 7.   Material to be Filed as Exhibits.
------    ---------------------------------

          7.1 Form of Revocable Proxy, dated June 2, 1995, given by Mr. Hong to Mr. Goldfield, relating to 1,000,000 Option I Shares.*

          7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.*

          7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.*

---------------------------
     * Previously filed as an exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.

CUSIP NO. 150925105                  13D/A                     Page 7 of 8 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 2, 1997



                                       By: /s/ ALAN H. GOLDFIELD
                                           -------------------------------------
                                           Alan H. Goldfield

CUSIP NO. 150925105                  13D/A                     Page 8 of 8 Pages


                                 EXHIBIT INDEX



     Number                Description
     ------                -----------

     7.1 Form of Revocable Proxy, dated June 2, 1995, given by Mr. Hong to Mr. Goldfield, relating to 1,000,000 Option I Shares.*

     7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.*

     7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.*

---------------------------
* Previously filed as an Exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.